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                                  FORM 51-102F3

                             MATERIAL CHANGE REPORT
                             ----------------------

Item 1   Name and Address of Company

         CINRAM INTERNATIONAL INC. ("CINRAM")
         2255 MARKHAM ROAD
         SCARBOROUGH, ONTARIO
         M1B 3W2

Item 2   Date of Material Change

         AUGUST 24, 2004

Item 3   News Release

         A NEWS RELEASE ATTACHED HERETO AS SCHEDULE A WAS DISSEMINATED BY CINRAM ON AUGUST 25, 2004 VIA CANADA NEWSWIRE LIMITED.

Item 4   Summary of Material Change

         CINRAM ANNOUNCED THAT IT HAS AMENDED ITS $1,175 MILLION CREDIT FACILITIES, ORIGINALLY ESTABLISHED IN CONNECTION WITH ITS ACQUISITION OF THE TIME WARNER BUSINESSES IN 2003, TO SIGNIFICANTLY REDUCE BORROWING COSTS. AS PART OF THE REFINANCING, THE COMPANY ALSO NEGOTIATED MORE FAVORABLE DEBT COVENANTS TO IMPROVE ITS FINANCIAL FLEXIBILITY.

Item 5   Full Description of Material Change

         SEE SCHEDULE A ATTACHED HERETO.

Item 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

         THIS REPORT IS NOT BEING FILED ON A CONFIDENTIAL BASIS.

Item 7   Omitted Information

         NO INFORMATION HAS BEEN OMITTED IN RESPECT OF THE MATERIAL CHANGE.

Item 8   Executive Officer

         LEWIS RITCHIE, EXECUTIVE VICE-PRESIDENT FINANCE AND ADMINISTRATION, CHIEF FINANCIAL OFFICER AND SECRETARY
         (416) 298-8190


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DATED at the City of Toronto this 25th day of August, 2004.

                                Cinram International Inc.



                                Per: (signed)
                                     -------------------------------------------
                                     Lewis Ritchie
                                     Executive Vice-President Finance and
                                     Administration, Chief Financial Officer and
                                     Secretary


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                                  SCHEDULE "A"

                         CINRAM AMENDS CREDIT FACILITIES

(All figures in U.S. dollars)

TORONTO, Aug. 25 /CNW/ - Cinram International Inc. (TSX: CRW) today announced it has amended its $1,175 million credit facilities, originally established in connection with its acquisition of the Time Warner businesses in 2003, to significantly reduce borrowing costs. As part of the refinancing, the Company also negotiated more favorable debt covenants to improve its financial flexibility.

"The financial markets continue to recognize Cinram's improving credit quality. These amendments reflect the benefits of our deleveraging strategy and of improved financial performance," said Cinram chief financial officer Lewis Ritchie. "These amendments also represent significant cost savings and will provide us with greater financial flexibility going forward."

The interest rate on the outstanding principal amount of $181 million on Cinram's $250 million term loan A facility has been reduced to the London Interbank Offered Rate (LIBOR) plus 250 basis points, from LIBOR plus 300 basis points.

Cinram used $65 million in cash to repay part of the $635 million outstanding principal amount under its $675 million term loan B facility and part of the $98 million outstanding principal amount under its $100 million term loan C facility. The remaining principal amounts outstanding under term loan facilities B and C were paid out from a new $668 million term loan D facility that bears an interest rate of LIBOR plus 300 basis points. Prior to the amendments, the term loan B facility had an interest rate of LIBOR plus 375 basis points and the term loan C facility an interest rate of LIBOR plus 575 basis points.

The maturity date for the term loan A facility remains 2007. The maturity date for the term loan D facility is 2009; the maturity dates for term loan facilities B and C were 2009 and 2010, respectively.

The terms of the $150 million revolving credit facility remain unchanged. At June 30, 2004, there were no borrowings under this facility.

ABOUT CINRAM

Cinram International Inc. is the world's largest independent provider of pre-recorded multimedia products and logistics services. With facilities in North America and Europe, Cinram manufactures and distributes pre-recorded DVDs, VHS video cassettes, audio CDs, audio cassettes and CD-ROMs for motion picture studios, music labels, publishers and computer software companies around the world. The Company's shares are listed on the Toronto Stock Exchange (CRW) and are included in the S&P/ TSX Composite Index. For more information, visit our Web site at www.cinram.com.

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Certain statements included in this release constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or results of the multimedia duplication/replication industry, to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. Such factors include, among others, the following: general economic and business conditions, which will, among other things, impact the demand for the Company's products and services; multimedia duplication/replication industry conditions and capacity; the ability of the Company to implement its business strategy; the Company's ability to retain major customers; the Company's ability to invest successfully in new technologies; the effective integration of the Time Warner businesses; and other factors which are described in the Company's filings with the securities commissions.

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/For further information: Lyne Beauregard, Cinram International Inc.,
Tel: (416) 321-7930, lynebeauregard@cinram.com/